Exhibit 99.1

PropertyGuru Reports Second Quarter 2023 Results

Revenues of S$37 Million and Adjusted EBITDA of S$5 Million

•
Total revenues grew 12% to S$37 million in the second quarter of 2023, as total revenues ex-Vietnam grew 22%
•
Active cost management drove 113% of incremental year over year revenue into Adjusted EBITDA1
•
Adjusted EBITDA grew to S$5 million in the second quarter 2023, up from S$0.3 million in the second quarter of 2022

Singapore – August 24, 2023 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading2, property technology (“PropTech”) company, today announced financial results for the quarter ended June 30, 2023. Revenue of S$37 million in the second quarter of 2023 increased 12% year over year. Net loss was S$6 million in the second quarter and Adjusted EBITDA3 was positive S$5 million. This compares to net income of S$4 million and Adjusted EBITDA4 of positive S$0.3 million in the second quarter of 2022.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, said “PropertyGuru delivered a good quarter of double-digit revenue growth and a double-digit Adjusted EBITDA margin, standing firm in a Southeast Asian economy wrestling with inflation and rising interest rates. This was the result of focused investments and execution despite ongoing macro challenges in Vietnam, where last year’s government interventions in the property market continue to impact consumer sentiment and transaction volumes.

Our focus on leveraging generative AI has bolstered our market-leading products while driving improvements in code quality and engineering productivity. In June, we launched GuruPicks, an automated and personalised feed of property listings based on machine learning algorithms, and upgraded our AI image moderation engine to continue to enhance listing quality.

Earlier this week, we made strategic decisions to phase out our Indonesia marketplace business, Rumah.com, and sunset one of our SaaS products, FastKey. We regularly review our progress as a business and take necessary steps to optimize our resources. These actions align with our time-tested approach to focus our investments on businesses with strong unit economics that have shown the potential to achieve scalable growth. We acknowledge the impact of these decisions on our valued teams. I would like to extend my heartfelt gratitude to the impacted Gurus for their contributions to the Group and wish them the very best in their future endeavors.”

1 Calculated as the increase in Adjusted EBITDA in the second quarter 2023 year over year divided by the increase in revenue over the same period.

2 Based on SimilarWeb data between January 2023 and June 2023.

3 Included in the S$11 million of adjustments between net loss and Adjusted EBITDA in the second quarter of 2023 was a S$6 million depreciation and amortization expense and a S$6 million impairment expense.

4 Included in the S$4 million of adjustments between net income and Adjusted EBITDA in the second quarter of 2022 were a S$6 million depreciation and amortization expense and S$12 million in positive changes in the fair value of securities.

Joe Dische, Chief Financial Officer, added “In the second quarter, our overall business performed well even as we managed through a slower than expected recovery in Vietnam. Excluding Vietnam, revenues grew a solid 22%. Adjusted EBITDA of S$5 million this quarter meaningfully increased from the second quarter of 2022, as we benefited from both good operating leverage and cost management. This resulted in both revenues and Adjusted EBITDA increasing by S$4 million when compared to the second quarter of 2022. I would also note that we have seen some recent positives signs from Vietnam, as the government has begun lowering interest rates and is working to improve the accessibility of credit for both consumers and developers.

Despite the current macro-economic conditions in Southeast Asia, we remain focused on delivering sustained, profitable growth as we leverage our market leading solutions. We will prudently manage discretionary spending and target value-additive investment opportunities. In this regard, our recent actions related to the Indonesia marketplace and FastKey will help us better prioritize our resources and investments and are not expected to have a material impact on our 2023 outlook. Of note, we have taken S$8 million in one-time impairment and restructuring costs this quarter related to these actions.”

Financial Highlights – Second Quarter 2023

•
Total revenue increased 12% year over year to S$37 million in the second quarter.
•
Marketplaces revenues increased 11% year over year to S$35 million in the second quarter as continued strength in Singapore and improved yield in Malaysia helped counterbalance temporary challenges in the Vietnam market.
•
Revenue by segment:
o
Singapore Marketplaces revenue increased 25% year over year to S$22 million, as the number of overall agents and the Average Revenue Per Agent (“ARPA”) grew in the quarter. Quarterly ARPA was up 25% in the second quarter to S$1,256 as compared to the prior year quarter and the number of overall agents in Singapore was up over 300 to 16,095 from the first quarter of 2023. The renewal rate was 82% in the quarter.
o
Malaysia Marketplaces revenue increased 12% year over year to S$7 million, as the Company continues to benefit from iProperty and PropertyGuru Malaysia’s combined market strength.
o
Vietnam Marketplaces revenue decreased 27% year over year to S$5 million, as a reduction in the number of listings was partially offset by an increase in average revenue per listing (“ARPL”). Previous efforts to restrict the availability of real estate-related credit continue to temporarily impact property transaction activity in Vietnam. The number of listings was down 46% to 1.29 million in the second quarter compared to the prior year quarter. ARPL was S$3.86, up 36% from the second quarter of 2022.
o
Fintech & Data services revenue increased 47% to S$1.5 million.
•
At quarter-end, cash and cash equivalents were S$302 million.

Information regarding our operating segments is presented below. It is noted that in 2023 the Company is no longer removing the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such the 2022 comparatives have been restated.

	For the Three Months Ended June 30,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	36,880	33,031	11.7%
Marketplaces	35,368	32,001	10.5%
Singapore	21,534	17,293	24.5%
Vietnam	5,074	6,943	-26.9%
Malaysia	6,602	5,899	11.9%
Other Asia	2,158	1,866	15.6%
Fintech and data services	1,512	1,030	46.8%
Adjusted EBITDA	4,611	256
Marketplaces	20,775	12,964
Singapore	16,560	11,233
Vietnam	848	1,669
Malaysia	3,966	1,241
Other Asia	(599)	(1,179)
Fintech and data services	(2,657)	(1,885)
Corporate*	(13,507)	(10,823)
Adjusted EBITDA Margin (%)	12.5%	0.8%
Marketplaces	58.7%	40.5%
Singapore	76.9%	65.0%
Vietnam	16.7%	24.0%
Malaysia	60.1%	21.0%
Other Asia	-27.8%	-63.2%
Fintech and data services	-175.7%	-183.0%

	For the Six Months Ended June 30,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	69,508	61,263	13.5%
Marketplaces	66,568	59,214	12.4%
Singapore	40,381	32,297	25.0%
Vietnam	8,402	11,999	-30.0%
Malaysia	13,420	11,333	18.4%
Other Asia	4,365	3,585	21.8%
Fintech and data services	2,940	2,049	43.5%
Adjusted EBITDA	4,831	810
Marketplaces	37,070	26,616
Singapore	30,567	22,631
Vietnam	(73)	2,806
Malaysia	7,468	3,610
Other Asia	(892)	(2,431)
Fintech and data services	(4,862)	(3,531)
Corporate*	(27,377)	(22,275)
Adjusted EBITDA Margin (%)	7.0%	1.3%
Marketplaces	55.7%	44.9%
Singapore	75.7%	70.1%
Vietnam	-0.9%	23.4%
Malaysia	55.6%	31.9%
Other Asia	-20.4%	-67.8%
Fintech and data services	-165.4%	-172.3%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. A portion of the cost of being a listed entity is also included.

Strong Category Leadership Drives Long-Term Growth Opportunities

As of June 30, 2023, PropertyGuru continued its Engagement Market Share5 leadership in Singapore, Vietnam, Malaysia, and Thailand.

Singapore: 82% – 5.9x the closest peer	Malaysia: 93% – 13.6x the closest peer
Vietnam: 82% – 4.5x the closest peer	Thailand: 54% – 2.3x the closest peer

Full Year 2023 Outlook

The Company continues to project that full year 2023 revenues will be between S$160 million and S$170 million and Adjusted EBITDA will be between S$11 million and S$15 million, although due to the ongoing situation in Vietnam we now believe revenues will be at the bottom end of the range. We still anticipate that conditions in Vietnam will begin to improve in the latter stages of the year.

As noted last quarter, intervention by the government of Vietnam in the property market, residual political uncertainty in Malaysia, tightened residential policies in Singapore, a lack of clarity in global fiscal policy stemming from rising interest rates, greater inflationary pressures, and global supply chain issues are all short-term factors that may continue to impact the Company’s operations and warrant a conservative outlook in 2023. Longer-term, the Company remains bullish on its growth trajectory, prospects for improving profitability, and the fundamental opportunity that exists in our core markets.

Conference Call and Webcast Details

The Company will host a conference call and webcast on Thursday, August 24, 2023, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company's financial results and outlook. The PropertyGuru (NYSE: PGRU) Q2 2023 Earnings call can be accessed by registering at:

https://propertyguru.zoom.us/webinar/register/WN_QaSHLCFgTKeDX8kfjAd6SA

An archived version will be available on the Company’s Investor Relations website after the call at https://investors.propertygurugroup.com/news-and-events/events-and-presentations/default.aspx

5 Based on SimilarWeb data between January 2023 and June 2023.

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading2 PropTech company, and the preferred destination for over 37 million property seekers6 to connect with almost 57,000 agents7 monthly to find their dream home. PropertyGuru empowers property seekers with more than 2.8 million real estate listings8, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then, PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 15 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio including leading property marketplaces and award-winning mobile apps across its core markets; mortgage marketplace, PropertyGuru Finance; home services platform, Sendhelper; a host of proprietary enterprise solutions under PropertyGuru For Business including DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

Contact Information:

Media	Investor
PropertyGuru Group	PropertyGuru Group
Sheena Chopra	Nat Otis
+65 9247 5651	+1 860 906 7860
sheena@propertyguru.com.sg	natotis@propertyguru.com

6 Based on Google Analytics data between January 2023 and June 2023.

7 Based on data between April 2023 and June 2023.

8 Based on data between January 2023 and June 2023.

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, Thailand and Indonesia.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the average monthly number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the average number of listings created monthly during the period for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Number of listings in Vietnam is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

Average revenue per listing (“ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This press release also includes references to non-IFRS financial measures, namely Adjusted EBITDA, Adjusted EBITDA Margin and incremental Adjusted EBITDA over incremental revenue. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net profit/loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation profit or loss, fair value profit or loss on lease modifications and contingent consideration, business acquisition transaction and integration cost (including contingent consideration), the cost of listing or IPO activities.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

Incremental Adjusted EBITDA over incremental revenue is calculated as the increase in Adjusted EBITDA over the period divided by the increase in revenue over the same period.

A reconciliation of net (loss)/income to Adjusted EBITDA is provided as follows. It is noted that in 2023 the Company is no longer removing the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such, the 2022 comparative has been restated.

	For the Three Months Ended June 30,
	2023	2022
	(S$ in thousands)

Net (loss)/income	(6,460)	3,821
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(2,246)	(11,944)
Finance (income)/costs - net	(1,897)	1,192
Depreciation and amortization expense	5,782	5,920
Impairment	5,719	—
Share grant and option expenses	802	1,507
Other (gains)/losses - net	(18)	62
Business acquisition transaction and integration cost*	597	1,603
Legal and professional fees incurred for IPO	—	(1,874)
Restructuring cost**	2,066	—
Tax expense/(credit)	266	(31)
Adjusted EBITDA	4,611	256

	For the Six Months Ended June 30,
	2023	2022
	(S$ in thousands)

Net loss	(16,681)	(116,527)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(110)	(23,016)
Finance (income)/costs - net	(3,317)	1,818
Depreciation and amortization expense	11,644	10,834
Impairment	5,719	—
Share grant and option expenses	3,060	3,035
Other losses - net	54	263
Business acquisition transaction and integration cost*	2,040	2,836
Legal and professional fees incurred for IPO	—	16,570
Share listing expense	—	104,950
Restructuring cost**	2,066	—
Tax expense	356	47
Adjusted EBITDA	4,831	810

*Certain amounts in the prior year have been adjusted to conform to the current year presentation.

**The restructuring cost is in regard to the phase out of Indonesia marketplace.

Forward-Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; the impact of rising inflation and interest rates on the Group’s business, real estate markets and the economy in general; the impact of government and regulatory policies on real estate or credit markets in the countries in which the Group operates; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates; general economic conditions in the countries in which the Group operates; political instability in the jurisdictions in which the Group operates; political unrest, terrorist activities and other geopolitical risks, including the ongoing military action between Russia and Ukraine; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic on the business of the Group; the Group’s ability to integrate newly acquired businesses or companies and the success of the Group’s strategic investments and acquisitions; changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs; restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Group’s completed business combination; technological advancements in the Group’s industry; and other risks discussed in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by PropertyGuru or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Industry and Market Data

This press release contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022**	2023	2022**
	(S$ in thousands, except share and per share data)

Revenue	36,880	33,031	69,508	61,263
Other income	2,034	292	3,700	769
Other gains - net	2,264	11,882	56	22,753

Expenses
Sales commission	(2,061)	(3,135)	(4,302)	(6,186)
Referral fees	(678)	(547)	(1,150)	(971)
Merchant fees	(840)	(704)	(1,499)	(1,159)
Awards and events costs	(378)	(347)	(968)	(651)
Advertising and platform fees	(416)	(620)	(948)	(1,241)
Salary and staff costs	(20,377)	(18,092)	(40,121)	(36,126)
Marketing expenses	(2,968)	(4,575)	(6,218)	(7,790)
Technology expenses	(3,083)	(2,877)	(6,349)	(5,301)
Legal and professional	(2,060)	(2,313)	(3,138)	(3,168)
Share grant and option expenses	(802)	(1,507)	(3,060)	(3,035)
Depreciation and amortization	(5,782)	(5,920)	(11,644)	(10,834)
(Impairment)/Reversal of impairment loss on financial assets	(716)	(438)	(677)	166
Impairment of intangible assets	(5,469)	—	(5,469)	—
Impairment of plant, equipment and right-of-use assets	(250)	—	(250)	—
Finance cost	(116)	(1,284)	(248)	(2,011)
Legal and professional fees incurred for IPO	—	1,875	—	(16,570)
Share listing expense	—	—	—	(104,950)
Other expenses	(1,376)	(931)	(3,548)	(1,438)
Total expenses	(47,372)	(41,415)	(89,589)	(201,265)
(Loss)/Profit before income tax	(6,194)	3,790	(16,325)	(116,480)
Tax (expense)/credit	(266)	31	(356)	(47)

Net (loss)/income for the period	(6,460)	3,821	(16,681)	(116,527)
Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	(3,425)	3,108	(9,068)	2,445
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain from post-employment benefits obligation	(4)	8	(8)	(1)
Other comprehensive (loss)/income for the period, net of tax	(3,429)	3,116	(9,076)	2,444
Total comprehensive (loss)/income for the period	(9,889)	6,937	(25,757)	(114,083)

(Loss)/Earnings per share for (loss)/income attributable to equity holders of the Group
Basic and diluted (loss)/earnings per share for the period	(0.04)	0.02	(0.10)	(0.79)

**Details of the reclassifications are included in the notes of the condensed financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDSOLIDATED BALANCE SHEETS

	As of June 30, 2023	As of December 31, 2022
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	301,796	309,233
Trade and other receivables	17,357	18,145
	319,153	327,378
Non-current assets
Trade and other receivables	4,100	4,559
Intangible assets	381,373	393,450
Plant and equipment	1,984	2,535
Right-of-use assets	8,978	11,475
	396,435	412,019
Total assets	715,588	739,397
LIABILITIES
Current liabilities
Trade and other payables	27,039	29,737
Lease liabilities	3,780	4,104
Deferred revenue	54,255	50,753
Provisions	282	280
Current income tax liabilities	4,303	4,302
	89,659	89,176
Non-current liabilities
Trade and other payables	439	296
Lease liabilities	6,508	8,339
Deferred income tax liabilities	1,758	1,879
Provisions	664	672
Warrant liabilities	4,721	4,775
	14,090	15,961
Total liabilities	103,749	105,137

Net assets	611,839	634,260

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the Group

Share capital	1,087,743	1,081,320
Share reserve	14,605	17,692
Capital reserve	785	785
Translation reserve	(26,029)	(16,961)
Accumulated losses	(465,265)	(448,576)
Total Shareholders' Equity	611,839	634,260

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30
	2023	2022
	(S$ in thousands)

Cash flows from operating activities
Loss for the period	(16,681)	(116,527)
Adjustments for:
- Tax expense	356	47
- Employee share grant and option expense	2,716	1,804
- Non-executive director share grant and option expense	428	1,320
- Depreciation and amortization	11,644	10,834
- (Gain)/Loss on disposal of plant and equipment and intangible assets	(2)	104
- Impairment/(Reversal of impairment) loss on financial assets	677	(166)
- Gain on lease modification	—	(188)
- Impairment of intangible assets	5,469	—
- Impairment of plant, equipment and right-of-use assets	250	—
- Interest income	(3,565)	(193)
- Finance cost	248	2,011
- Unrealised currency translation (gain)/loss*	(183)	3,763
- Fair value gain on warrant liabilities	(110)	(23,016)
- Share listing expense	—	104,950
	1,247	(15,257)
Change in working capital, net of effects from acquisition
and disposal of subsidiaries:
- Trade and other receivables	915	(1,807)
- Trade and other payables*	(2,577)	7,299
- Deferred revenue	3,502	2,547
Cash provided by/(used in) operations*	3,087	(7,218)
Interest received	3,221	186
Income tax paid	(290)	(582)
Net cash provided by/(used in) operating activities*	6,018	(7,614)

Cash flows from investing activities
Additions to plant and equipment	(298)	(438)
Additions of intangible assets	(13,143)	(9,581)
Proceeds from disposal of plant and equipment	2	27
Net cash used in investing activities	(13,439)	(9,992)

Cash flows from financing activities
Interest paid	(228)	(536)
Principal payment of lease liabilities	(2,241)	(2,206)
Proceeds from Reorganisation	—	142,145
Proceeds from the shares issued to PIPE investors	—	178,653
Transaction cost in relation to issuance of PIPE shares	—	(7,664)
Proceeds from issuance of ordinary shares	192	728
Net cash (used in)/provided by financing activities	(2,277)	311,120

Net (decrease)/increase in cash and cash equivalents	(9,698)	293,514

Cash and cash equivalents
Beginning of the six months ended 30 June	309,233	70,236
Effects of currency translation on cash and cash equivalents*	2,261	5,012
End of the six months ended 30 June	301,796	368,762

* Details of the revisions that have been made to the following figures are included in the notes of the condensed financial statements.